As filed with the Securities and Exchange Commission on April 1, 2008
                                                 Registration No. 333-__________

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
          THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                             ----------------------

                 Mitsui Sumitomo Insurance Group Holdings, Inc.
   (Exact name of issuer of deposited securities as specified in its charter)

                             ----------------------

                                       N/A
                    (Translation of issuer's name in English)

                             ----------------------

                                      Japan
            (Jurisdiction of incorporation or organization of issuer)

                             ----------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                             ----------------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                             ----------------------

                 CITIBANK, N.A. - DEPOSITARY RECEIPTS DEPARTMENT
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
(Name, address, including zip code, and telephone number, including area code of agent for service)

                             ----------------------

                                   Copies to:
                              Herman H. Raspe, Esq.
                       Patterson Belknap Webb & Tyler LLP
                           1133 Avenue of the Americas
                            New York, New York 10036

It is proposed that this filing become effective under Rule 466:

                                                    |X| immediately upon filing.

                                                    |_| on _____ at_____ (EST)

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

                                                  CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
                                                     Amount to     Proposed Maximum       Proposed Maximum
              Title of Each Class of                    be        Offering Price Per     Aggregate Offering        Amount of
            Securities to be Registered             Registered           Unit*                 Price**          Registration Fee
-----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares each representing        100,000,000          $5.00              $5,000,000.00           $196.50
one-half (1/2) of one Common Share of Mitsui
Sumitomo Insurance Group Holdings, Inc.
-----------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                Location in Form of American
                                                                Depositary Receipt ("Receipt")
Item Number and Caption                                         Filed Herewith as Prospectus
-----------------------                                         ----------------------------
1.   Name of Depositary and address of its principal            Face of Receipt - Introductory Article
     executive office

2.   Title of Receipts and identity of deposited                Face of Receipt - Top center.
     securities

Terms of Deposit:

       (i)     The amount of deposited securities               Face of Receipt - Upper right corner.
               represented by one American Depositary
               Share ("ADS")

       (ii)    The procedure for voting, if any, the            Reverse of Receipt - Paragraphs 12, 14 and 17
               deposited securities

       (iii)   The procedure for collecting and                 Face of Receipt - Paragraphs 4 and 8;
               distributing dividends                           Reverse of Receipt - Paragraphs 13, 14 and 17

       (iv)    The procedure for transmitting notices,          Reverse of Receipt - Paragraphs 11 and 12
               reports and proxy soliciting material

       (v)     The sale or exercise of rights                   Reverse of Receipt - Paragraphs 13 and 14

       (vi)    The deposit or sale of securities                Face of Receipt - Paragraphs 4 and 8;
               resulting from dividends, splits or              Reverse of Receipt - Paragraphs 13, 14, 16 and 17
               plans of reorganization

       (vii)   Amendment, extension or termination of           Reverse of Receipt - Paragraphs 18 and 19
               the deposit arrangements                         (no provision for extension)

       (viii)  The rights that holders of Receipts have         Face of Receipt - Paragraph 3
               to inspect the transfer books of the
               Depositary and the list of Receipt
               holders

       (ix)    Any restrictions on the right to                 Face of Receipt - Paragraphs 2, 4, 5, and 6
               transfer or withdraw the underlying
               securities

       (x)     Any limitation on the Depositary's               Face of Receipt - Paragraphs 1 and 8;
               liability                                        Reverse of Receipt - Paragraphs 12, 15 and 17

3.   Fees and charges that a holder of Receipts may             Reverse of Receipt - Paragraph 20
     have to pay, either directly or indirectly

Item 2. AVAILABLE INFORMATION                                   Reverse of Receipt - Paragraph 11

            Mitsui Sumitomo Insurance Group Holdings, Inc. is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

                                   PROSPECTUS

         IN ACCORDANCE WITH GENERAL INSTRUCTIONS III. B OF FORM F-6, THIS PAGE AND THE ATTACHED FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED AS AN EXHIBIT TO THIS F-6 REGISTRATION STATEMENT CONSTITUTE THE PROSPECTUS RELATING TO THE AMERICAN DEPOSITARY SHARES TO BE ISSUED PURSUANT TO THIS F-6 REGISTRATION STATEMENT.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a) The agreement between Citibank, N.A., as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Shares registered hereunder - Filed herewith.

            (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. -- None.

            (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

            (d) Opinion of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary, as to the legality of the securities to be registered. - Filed herewith.

            (e) Certification under Rule 466. - Filed herewith.

Item 4. UNDERTAKINGS

            (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

            (b) The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 31st day of March, 2008.

                                                Legal entity created by the
                                                agreement set forth in the
                                                American Depositary Receipts
                                                evidencing American Depositary
                                                Shares representing Common
                                                Shares of Mitsui Sumitomo
                                                Insurance Group Holdings, Inc.


                                                CITIBANK, N.A., as Depositary


                                                By: /s/ Paul Martin
                                                    ----------------------------
                                                    Name:  Paul Martin
                                                    Title: Vice President

                                Index of Exhibits

                                                                   Sequentially
Exhibit                          Document                          Numbered Page
-------                          --------                          -------------

  (a)                            Form of ADR

  (d)                            Opinion of Counsel to the
                                 Depositary

  (e)                            Rule 466 Undertaking